INFOLINX COMMUNICATIONS LTD.
180 Pemberton Avenue
North Vancouver, British Columbia, Canada V7P 2R5
Phone: (604) 990-9368

September 7, 2007

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn: Robert F. Bartelmes, Senior Financial Analyst

Re:	Acceleration Request

InfoLinx Communications Ltd. - Registration Statement on Form SB-2
File No. 333- 139805

Dear Mr. Bartelmes:

InfoLinx Communications Ltd., as the registrant of the above-captioned registration statement (the “Filing”)(the “Registrant”), hereby respectfully requests that the Filing be permitted to become effective at 4:00 p.m., Washington, D.C. time, on September 12, 2007, or as soon thereafter as is practicable.

The Registrant acknowledges that:

  should the Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the Filing effective, it does not foreclose the Commission from taking any action with respect to the Filing;
  the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the Filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Filing; and
  the Registrant may not assert the declaration of effectiveness of the Filing as a defense in any proceeding initiated by the Commission or any person pursuant to the federal securities laws of the United States.

Please advise the Registrant’s corporate counsel, Thomas E. Stepp, Jr., of Stepp Law Group, a professional corporation, at (949) 660-9700, of any questions.

Very truly yours,

Matthew Jones, President

cc: Michele M. Anderson, Legal Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
Via Fax (202-772-9205)